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MEMORANDUM
TO:           Ellen Sazzman
              U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:         Susan Rhee
              ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:         September 13, 2007

SUBJECT: Response to Comments to PRE 14C for JNL Series Trust (the "Trust") File Nos: 33-87244 and 811-8894
              Accession No. 0000933691-07-000087
------------------ -------------------------------------------------------------

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff", as appropriate) additional comments received telephonically on September 10, 2007 to the Trust's PRE 14C filing on August 24, 2007.

Each of the comments, as we understood them, is repeated below in italics (in EDGAR it will appear in all CAPS), with responses immediately following. We have also included the revised pages from the information statement.

1. IN THE SECTION ENTITLED "INVESTMENT SUB-ADVISORY AGREEMENT WITH CAPITAL GUARDIAN", PROVIDE A SUMMARY OF THE CHANGES BETWEEN SIGNIFICANT DIFFERENCES BETWEEN THE OLD INVESTMENT OBJECTIVES AND POLICIES OF THE FUND AND THE NEW INVESTMENT POLICIES OF THE FUND.

     Please see the attached excerpt from the information statement for the disclosure that has been added to the information statement.


2. IN ACCORDANCE WITH ITEM 22(A)(3)(IV) PLEASE SPECIFY THE REASON FOR THE INCREASE IN THE ADMINISTRATION FEE FOR THE JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND. PLEASE PROVIDE CURRENT AND PROFORMA FEES FOR THE ADMINISTRATION FEE.

     The  existing   JNL/FI   Balanced  Fund  does  not   currently   invest  in
     international securities, but this Fund will become a global fund in conjunction with the sub-adviser change to Capital Guardian Trust Company.

     Please see the attached excerpt from the information statement showing the addition of the disclosure of proforma fees as a result of the increase in the administration fee for the Fund.


3. IN THE SECTION ENTITLED "EVALUATION BY THE BOARD OF TRUSTEES", PLEASE DESCRIBE WITH MORE SPECIFICITY WITH THE FACTORS/CIRCUMSTANCES CONSIDERED BY THE BOARD OF TRUSTEES IN EVALUATING THE PROPOSED SUB-ADVISER IN ACCORDANCE WITH ITEM 22(C)(11)(I):

     After consulting counsel to the independent Trustees, we respectfully decline this comment. We believe that the disclosure under "EVALUATION BY THE BOARD OF TRUSTEES" fulfills the requirements of the Schedule 14C.


As we discussed, we will include the agreed upon changes in the Trust's upcoming DEF 14C filing which is expected to be filed on or about September 14, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                                      COMMENT 1

II.  INVESTMENT SUB-ADVISORY AGREEMENT WITH CAPITAL GUARDIAN

     Pyramis is the sub-adviser to the JNL/FI Balanced Fund pursuant to a Sub-Advisory Agreement with JNAM, dated April 30, 2007. That agreement was most recently approved by the Board at a meeting held on February 6-7, 2007.

     On August 21-22, 2007, the Board, including the Disinterested Trustees, unanimously voted to replace Pyramis with Capital Guardian as Sub-Adviser for the Fund and to approve a Sub-Advisory agreement between JNAM and Capital Guardian with respect to the Trust ("Capital Guardian Sub-Advisory Agreement"). Please refer to Exhibit A for the Capital Guardian Sub-Advisory Agreement. Pursuant to the Order, shareholder approval is not required for the agreement because Capital Guardian is not affiliated with JNAM. On December 3, 2007, Capital Guardian will succeed Pyramis as Sub-Adviser to the Fund.

     With the replacement of Pyramis with Capital Guardian as Sub-Adviser, the name of the Fund will change as follows, and will be referred to by its new name:

------------------------------------------------------------ ---------------------------------------------------------

                      PRIOR FUND NAME                                             NEW FUND NAME

------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
                   JNL/FI Balanced Fund                             JNL/Capital Guardian Global Balanced Fund
------------------------------------------------------------ ---------------------------------------------------------

     The investment objectives and policies for the JNL/Capital Guardian Global Balanced Fund will be revised to read as follows:

          INVESTMENT OBJECTIVE. The investment objective of the JNL/Capital Guardian Global Balanced Fund is to seek income and capital growth, consistent with reasonable risk.

          PRINCIPAL INVESTMENT STRATEGIES. The Fund's investment objective is to seek the balanced accomplishment of long-term growth of capital, current income, and conservation of principal through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers. The Fund's neutral position is a 65%/35% blend of equities and fixed-income, but may allocate 55% to 75% to equities and 25% to 45% to fixed-income.

          EQUITY PORTION OF THE FUND
          The investment objective of the equity portion of the Fund is to seek long-term growth of capital and income by investing in a portfolio consisting of equity securities of U.S. and non-U.S. issuers. The Fund normally will invest in common stocks and preferred shares (or securities convertible or exchangeable into such securities) of companies with market capitalization greater than $750 million at the time of purchase.

          Although the Fund intends to concentrate its investments in the types of securities described above, the Fund may invest in cash, cash equivalents and government securities, when prevailing market and economic conditions indicate that it is desirable to do so. While the assets of the Fund can be invested with geographical flexibility, the emphasis will be on securities of companies located in the U.S., Europe, Canada, Australia, and the Far East, giving due consideration to economic, social, and political developments, currency risks and the liquidity of various national markets. The Fund may also invest in equity securities of developing country (emerging market) issuers.

          FIXED-INCOME PORTION OF THE FUND
          The investment objective of the fixed-income portion of the Fund is to seek as high a total return, measured in U.S. dollars, as is consistent with conservation of capital, by investing principally in marketable fixed-income securities, denominated in currencies from around the world, as follows:

               The bond portion of the Fund will be invested in one or a combination of the following:

          (a)  securities  rated  either  Baa or  better  by  Moody's  Investors
               Service, Inc. or Fitch or BBB or better Standard & Poor's Corporation, or securities unrated by either of the foregoing that are deemed by the Sub-Adviser to be of equivalent investment quality;

          (b) securities issued or guaranteed by a national government, its agencies and instrumentalities (excluding developing countries) or a supranational organization,

          (c)  cash equivalents and cash; or

          (d)  currency options or forward currency contracts.

          Up to 20% of the fixed-income portion of the Fund will be invested in securities rated lower than those in (a) above, or securities unrated by either of the foregoing that are deemed by the Sub-Adviser to be of equivalent investment quality. The Fund may also invest in debt securities of developing country (emerging market) issuers.

          Consistent with the Fund's objectives, it may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner. Derivatives will not be used, however, to leverage the Fund's exposure above its total net assets.

     The Fund will invest to seek the balanced accomplishment of long-term growth of capital, current income, and conservation of principal through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers. The significant difference between the old principal investment strategies of the Fund and the new principal investment strategies is that the Fund intends to invest in the securities of both U.S. and non-U.S. issuers, whereas the Fund did not expressly employ a global approach under the old strategy. In addition, under the new strategy, the Fund's neutral position is a 65%/35% blend of equities and fixed-income, whereas under the old strategy, the Fund's neutral position was a 60%/40% blend of equities and fixed-income. The Fund may, however, allocate 55% to 75% to equities and 25% to 45% to fixed-income, which is consistent with the Fund's previous policy to invest at least 25% of its total assets in fixed-income securities. Please refer to Exhibit B for a comparison of the changes made to the Fund's prospectus pursuant to the change in sub-adviser.



     The Capital Guardian Sub-Advisory Agreement provides that it will remain in effect for its initial term and thereafter only so long as the Board of Trustees, including a majority of the Independent Trustees, specifically approves its continuance at least annually. The Capital Guardian Sub-Advisory Agreement can be terminated at any time, without the payment of any penalty, on sixty (60) days' written notice by the Trust, JNAM or Capital Guardian. The agreement also terminates automatically in the event of its assignment.

     The Capital Guardian Sub-Advisory Agreement generally provides that Capital Guardian, its officers, directors, employees, agents or affiliates will not be subject to any liability to JNAM or the Fund or their directors, officers, employees, agents or affiliates for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of Capital Guardian's duties under the Capital Guardian Sub-Advisory Agreement, except for a loss resulting from willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Capital Guardian Sub-Advisory Agreement. There are no material differences between the Investment Sub-Advisory Agreements of Pyramis and Capital Guardian.

                                                                      COMMENT 2

     The  existing   JNL/FI   Balanced  Fund  does  not   currently   invest  in
international securities, but this Fund will become a global fund in conjunction with the sub-adviser change to Capital Guardian Trust Company. As a result, the change in sub-adviser will increase the administrative fee paid by the Fund by ..05%. The Fund pays JNAM an administration fee equal to a percentage of its average daily net assets based on the following schedule:

       -------------------------------------------------------------------


                              JNL/FI BALANCED FUND


               ADMINISTRATION FEE BEFORE THE CHANGE IN SUB-ADVISER


           NET ASSETS                                           RATE

           All Assets                                           .10%

       ----------------------------------------------- -------------------



       ------------------------------------------------------------------

                    JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND


               ADMINISTRATION FEE AFTER THE CHANGE IN SUB-ADVISER


            NET ASSETS                                          RATE

            All Assets                                          .15%
       ---------------------------------------------- -------------------

     For the fiscal year end December 31, 2006, JNAM received $144,121 in administration fees with respect to the Fund. The pro forma administration fees would have been $216,183, assuming the Amendment to the Administration Agreement between JNL Series Trust and JNAM was in place for the applicable period. The administration fees were increased due to the strategy change discussed above. The increase in administration fees for the period noted above is 50%.